
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): February 7, 2006


Commission File Number	Exact name of registrant as specified in its charter, state of incorporation, address of principal executive offices, Telephone	I.R.S. Employer Identification Number
1-16305	**PUGET ENERGY, INC.** A Washington Corporation 10885 - N.E. 4th Street, Suite 1200 Bellevue, Washington 98004-5591 (425) 454-6363	91-1969407
1-4393	**PUGET SOUND ENERGY, INC.** A Washington Corporation 10885 - N.E. 4th Street, Suite 1200 Bellevue, Washington 98004-5591 (425) 454-6363	91-0374630

Check the appropriate box below if the Form 8−K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a−12 under the Exchange Act (17 CFR 240.14a−12)

☐   Pre−commencement communications pursuant to Rule 14d−2(b) under the Exchange Act (17 CFR 240.14d−2(b))

☐   Pre−commencement communications pursuant to Rule 13e−4(c) under the Exchange Act (17 CFR 240.13e−4(c))

Item 7.01 Regulation FD Disclosure

On February 7, 2007, the Company issued the following press release.

Puget Sound Energy receives approval to buy Goldendale Energy Center
2-year-old power plant will help utility meet customers' growing power needs

     BELLEVUE, Wash. – Puget Sound Energy (PSE) *[utility subsidiary of Puget Energy (NYSE: PSD)]* today received approval to buy a 250-megawatt (MW) power-generating facility in south-central Washington from the federal court administering the Calpine Corporation (Calpine) *[OTC Pink Sheets: CPNLQ]* bankruptcy proceedings.

     The court approved PSE's $120 million bid in Monday's bankruptcy auction for the Goldendale Energy Center. Acquisition of the 2-year-old power plant in Klickitat County, which can operate at up to 277 MWs with duct firing capacity, is designed to help the utility serve a steadily growing customer base across the vibrant Puget Sound region. PSE expects to retain appropriate staff currently operating Goldendale.

     "We're excited about becoming part of the Goldendale community and acquiring a virtually new generating plant at a price that is much less than building it from scratch," said Stephen P. Reynolds, PSE's chairman, president and CEO. "Goldendale will help supply our customers' rising electricity demands immediately with the most efficient, environmentally advanced gas-fired technology available anywhere."

     The power plant's turbines, fired by natural gas, employ "combined-cycle" technology that generates electricity using both a natural gas cycle and a steam cycle. This process provides higher operating efficiencies, lower fuel costs, and lower air emissions.

     The Federal Energy Regulatory Commission completed its review of the purchase last week and authorized the transaction. PSE hopes to conclude the purchase and close the acquisition on Feb. 21.

     The Goldendale acquisition stems from PSE's need to secure about 1,500 average-megawatts of new power supply by 2015 to meet its customers' energy needs. That need led the company to seek outside proposals in fall 2005 for new power-supply resources. The Goldendale plant was among the seven top proposals PSE received – and was the first the company pursued.

     PSE is still negotiating potential contracts on the six other power-supply projects it short-listed out of 120 submitted proposals.

About Puget Energy
Puget Energy (NYSE:PSD) is the parent company of Puget Sound Energy (PSE), a regulated utility, providing electric and natural gas service primarily to the growing Puget Sound region of western Washington. For more information, visit: www.pugetenergy.com.

About Puget Sound Energy
Washington state's oldest and largest energy utility, with a 6,000-square-mile service territory stretching across 11 counties, Puget Sound Energy (PSE) serves more than 1 million electric customers and 700,000 natural gas customers. PSE meets the energy needs of its growing customer base through incremental, cost-effective energy conservation, low-cost procurement of sustainable energy resources, and far-sighted investment in the energy-delivery infrastructure. For more information, visit www.pse.com.

Calpine Corporation is helping meet the needs of an economy that demands more and cleaner sources of electricity. Founded in 1984, Calpine is a major North American power company, capable of delivering nearly 26,000 megawatts of clean, reliable and fuel-efficient electricity to customers and communities in 18 U.S. states and three Canadian provinces. The company owns, leases and operates integrated systems of fuel-efficient natural gas-fired and renewable geothermal power plants. Please visit www.calpine.com for more information.

CAUTIONARY STATEMENT: Certain statements contained in this news release are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, among which include Puget Sound Energy's (PSE's) plans relating to utility plant additions and expenses. Forward-looking statements are based on the opinions and estimates of management at the time the statements are made and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. Factors that could affect actual results include, among others, governmental policies and regulatory actions, including those of the Washington Utilities and Transportation Commission, and weather conditions. More information about these and other factors that potentially could affect the company's financial results is included in Puget Energy's and PSE's most recent annual report on Form 10-K, quarterly report on Form 10-Q and in their other public filings filed with the Securities and Exchange Commission. Except as required by law, Puget Energy and PSE undertake no obligation to update any forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.

PUGET ENERGY, INC.

PUGET SOUND ENERGY, INC.

By: /s/ James W. Eldredge
James W. Eldredge
Vice President, Corporate Secretary
Dated: February 7, 2007   and Chief Accounting Officer